Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Brian S. Rosen
d 212.969.3000
f 212.969.2900
www.proskauer.com
November 5, 2020

VIA ECF

The Honorable Martin Glenn
United States Bankruptcy Judge
United States Customs House
One Bowling Green
New York, NY 10004-1408

Re: Hermitage Offshore Services Ltd., et al. (Case No. 20-11850 (MG))

Dear Judge Glenn:

As requested at the hearing held on October 15, 2020, Hermitage Offshore Services Ltd. (“Hermitage”) and its affiliated debtor subsidiaries (collectively, the “Debtors”), as debtors in possession, submit this letter to update the Court on the status of the sales process and the Debtors’ intentions regarding the further administration of the Debtors’ chapter 11 cases.
On October 13, 2020, the Court entered the Order (A) Authorizing the Sale of the Debtors’ Crew Boats to VTG Ships Limited Free and Clear of All Liens, Claims, and Encumbrances, (B) Authorizing Assignment of Certain Claims Pertaining to the Debtors’ Insurance Policies, and (C) Granting Related Relief [ECF No. 151], and, on October 15, 2020, the Court entered the Order (A) Authorizing the Sale of the Debtors’ Platform Supply Vessels to Pearl Bidco AS Free and Clear of All Liens, Claims, and Encumbrances, (B) Authorizing Assumption and Assignment of Certain Executory Contracts, and (C) Granting Related Relief [ECF No. 162] (together, the “Sale Orders”). In accordance with the authorizations set forth in the Sale Orders, the Debtors have consummated the sale of their platform supply vessels and crew boats (collectively, the “Vessels”) and have disposed of substantially all of their assets.
Subsequent to the sale of the Vessels, and after consultation with DNB Bank ASA and Skandinaviska Enskilda Banken AB (Publ), the Debtors’ secured lenders and parties to the cash collateral order in the chapter 11 cases, the Debtors have determined to seek confirmation of a joint chapter 11 plan of liquidation (the “Plan”). Pursuant to this Court’s order, the bar date for the filing of proofs of claim is November 23, 2020 (the “General Bar Date”), and the bar date for proofs of claim to be filed by governmental units is February 7, 2021. [ECF No. 145]. The Debtors shall endeavor to file a Plan and disclosure statement as soon as possible following the General Bar Date.
Upon the filing of a proposed Plan, the Debtors will contact the clerk of the Court to schedule dates for a hearing on the disclosure statement and a hearing on confirmation of the Plan.

Sincerely yours,

/s/ Brian S. Rosen

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

November 5, 2020

Brian S. Rosen

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